Filed pursuant to Rule 424(b)(3)

Registration No. 333-264056

PROSPECTUS SUPPLEMENT No. 1

(to Prospectus dated June 6, 2022)

Allego N.V.

13,799,948 ORDINARY SHARES

Offered by Allego N.V.

68,132,943 ORDINARY SHARES

Offered by Selling Securityholders

This prospectus supplement updates and supplements the prospectus dated June 6, 2022 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-264056). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 13,799,948 ordinary shares, with a nominal value of € 0.12 per share (“Ordinary Shares”) of Allego N.V., a public limited liability company (naamloze vennotschap) governed by the laws of the Netherlands (“Allego”), that are issuable upon the exercise of 13,799,948 Warrants to purchase Ordinary Shares, which were originally Public Warrants (as defined in the Prospectus) issued in the initial public offering of units of Spartan Acquisition Corp. III (“Spartan”) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-fourth of one Public Warrant. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 68,132,943 Ordinary Shares (the “Total Resale Shares”), which includes (i) 13,700,000 Ordinary Shares that were issued in exchange for Spartan Founders Stock, originally purchased at a price of approximately $0.002 per share, upon the closing of the Business Combination (the “Business Combination”), (ii) 12,000,000 Ordinary Shares issued to a limited number of qualified institutional buyers and institutional and individual accredited investors (the “Private Placement Investors”) at a price of $10.00 per Ordinary Share on the closing of the Business Combination, (iii) 41,097,994 Ordinary Shares that were issued in exchange for Allego Holding Shares (as defined in the Prospectus) to E8 Investor (as defined in the Prospectus) as compensation under the Special Fees Agreement (as defined in the Prospectus), based on a value of Allego and its subsidiaries of $10.00 per share, upon the closing of the Business Combination and (iv) 1,334,949 Ordinary Shares that were issued to AP Spartan Energy Holdings III (PPW), LLC (“AP PPW”) at a price of $11.50 per share on a cashless exercise basis upon its exercise of 9,360,000 Warrants to purchase Ordinary Shares, which were originally Private Placement Warrants purchased at a price of $1.50 per Private Placement Warrant that were automatically converted into Warrants upon the closing of the Business Combination. See “Prospectus Summary—Recent Developments—Business Combination” in the Prospectus.

Our registration of the Ordinary Shares covered by this prospectus does not mean that either we or the Selling Securityholders will offer or sell, as applicable, any of the Ordinary Shares. The Selling Securityholders may offer and sell the Ordinary Shares covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the Ordinary Shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Ordinary Shares and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “ALLG” and “ALLG.WS,” respectively. On June 15, 2022, the last reported sale price of our Ordinary Shares on NYSE was $7.48 per share and the last reported sale price of our Warrants on NYSE was $0.50.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 15 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 17, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following exhibit is furnished herewith:

Exhibit No.	Description

99.1	Press Release, dated June 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2022	ALLEGO N.V.

	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer

Exhibit 99.1

Allego, a Leading Pan-European EV Fast Charging Network, Reports Summary First-Quarter 2022 Unaudited Results

•

First quarter of 2022 revenue of €30.5 million, an increase of 221% compared to the first quarter of 2021, driven by charging revenues more than doubling and a three-fold increase in services revenues.

•

Charging revenues benefitted from a 96% increase in the total number of charging sessions on company-owned sites to nearly 1.6 million in the first quarter of 2022 from 0.8 million in the first quarter of 2021.

•	Utilization rate[1] was 7.7% for the first quarter of 2022, compared to 4.5% for the corresponding period in 2021.

•	Net loss was €350.9 million for the first quarter of 2022, compared to €54.1 million in the first quarter of 2021.

•	Operational EBITDA was €1.5 million in the first quarter of 2022, compared to a loss of €0.5 million in the first quarter of 2021, showing strong resilience despite inflation.

•	Through April and May of 2022, utilization rates accelerated to an average of 9.0% versus an average rate of 4.9% in the comparable prior-year period.

ARNHEM, Netherlands, PARIS, France, and NEW YORK, New York – JUNE 17, 2022 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG), a leading pan-European public electric vehicle fast-charging network, announced unaudited summary financial and operating results for the first quarter ended March 31, 2022.

First-quarter 2022 revenue increased by 221.0% to €30.5 million, compared to €9.5 million in the first quarter of 2021. Specifically, charging revenues increased 105% year-over-year to €10.4 million, owing to a 96% increase in charging sessions to 1.6 million, illustrating Allego’s continued penetration and leadership position in the European market.

CEO and CFO Comments and Outlook

Allego’s Chief Executive Officer, Matthieu Bonnet, stated, “I am pleased with our first quarter 2022 results as we continue to see strong utilization rates for our charging network. In April and May of 2022, utilization rates reached an average of 9.0% from an average of 4.9% in the same two-month period in 2021, while our energy sold for the two months nearly doubled to 23 GWh, with 1.5 million total charging sessions, an increase of 71%, and a recurring customer base of 80%. Our results demonstrate strong demand for accessible, clean EV charging as the adoption of EVs increases.”

Mr. Bonnet continued, “We are proactively working on implementing long-term power-purchase agreements from renewable suppliers that we believe will significantly address our needs for the foreseeable future and smooth volatility from energy prices.”

Allego’s Chief Financial Officer, Ton Louwers, commented, “We have performed very well since becoming a public company. With a strong start to the second quarter of 2022, we believe we are well positioned to accelerate our growth throughout the balance of 2022.”

[1]

Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole).

Total energy sold in the period equated to 32 GWh versus 15.9 GWh in the same period during the prior year, and the energy delivered to the Allego network was 100% renewable. Utilization rate, a key performance metric, increased to 7.7%, an increase from 4.5%, driven by the higher installed base, the easing of COVID-19-related restrictions, and increasing European EV penetration rates averaging 12.4% for the twelve months ended March 31, 20222. Allego’s network continued to have an approximated 80% recurring user rate per month. The Company now has more than 33,000 ports (Public & Non-Public) with a presence across 15 countries and benefits from an increasing installed base advantage.

The increase in services revenue was principally attributable to the Carrefour project, where the Company is installing more than 2,000 fast and ultra-fast EV charge points across 200 charging locations in France. The Company expects its revenue mix to shift towards higher-margin charging revenues over the following years, given its considerable backlog.

As of May 31, 2022, the Company has a secured backlog of 1,100 sites signed for lease terms of 10 years or longer, for ~6,600 fast and ultra-fast charging ports. From year-end 2021, the secured backlog has increased 46% and continues to show positive momentum across our markets.

Net loss was €350.9 million for the first quarter of 2022, compared to €54.1 million in the first quarter of 2021. The Company generated a positive operational EBITDA of €1.5 million during the quarter compared to a loss of €0.5 million in the prior year’s quarter, showing the capacity to mitigate the inflation cost pressure in energy.

The Company does not plan to publish interim financial statements for the quarter ended March 31, 2022.

Recent Business Highlights:

•	Allego expanded its strategic partnership with ATU to equip an additional 400 ATU branch locations with e-charging stations. (May 31, 2022)

•	Allego and Volkswagen Group France partnered with Groupe Bertrand to install Ultra-Fast Electric Vehicle charging stations at 15 locations throughout France. (May 25, 2022)

•	Allego partnered with G&V Energy Group to install Ultra-Fast Electric Vehicle charging stations at 100 G&V fuel stations across Belgium, which are expected to become energy hubs. (May 18, 2022)

[2]	Source: The European Automobile Manufacturers’ Association (ACEA), April 2022

Key Metrics

	Quarter ended March 31,
Metrics	2022	2021
Public Charging Ports*	28,838	23,384
# Fast & Ultra-Fast charging sites*	872	731
Recurring users %	80%	82%
Owned Public Charging Ports Breakdown*[1]	22,769	18,608
Third-Party Public Charging Ports*	6,069	4,776
Total Number of Charge Ports*[2]	28,838	23,384
Total # sessions (‘000)	2,139	1,162
Total Energy sold owned (GWh)	32	16
Secured Backlog, (sites)*	800	—

*	As of March 31, 2022, and March 31, 2021, respectively.
1.	Includes Mega-E total of 700 charging ports as of March 31, 2022
2.	Excludes non-public chargers in operations

Reconciliation of Loss for the First Quarter to EBITDA and Operational EBITDA

	For the three months ended March 31,
(in €‘000) (unaudited)	2022	2021
Loss for the period	(350,952)	(54,083)
Income tax	245	(34)
Finance costs	117,921	3,415
Amortization and impairments of intangible assets	839	653
Depreciation and impairments of right-of-use assets	1,437	486
Depreciation, impairments and reversal of impairments of property, plant and equipment	2,048	1,619
EBITDA	(228,462)	(47,944)
Fair value (gains)/losses on derivatives (purchase options)	(5,314)	—
Share-based payment expenses	231,005	46,148
Transaction costs	4,233	1,325
Operational EBITDA	1,462	(471)

About Allego

Allego delivers charging solutions for electric cars, motors, buses, and trucks, for consumers, businesses, and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprising of approximately 33,000 public charging ports operational throughout the pan-European market – and proliferating. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives our customers and us a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient, and more enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Allego intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xiv) general economic or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31, 2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES

Some of the financial information and data contained in this press release, such as EBITDA and Operational EBITDA, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in this press release.

Contact:

Investors

Manish A. Somaiya

investors@allego.eu

Media

allegoPR@icrinc.com